EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
              ANNOUNCES INTERNATIONAL EXPLORATION DRILLING RESULTS CALGARY, ALBERTA - DECEMBER 1, 2003 - FOR IMMEDIATE RELEASE

On behalf of the Block 16 Contractor Group (consisting of CNR Ranger (Angola) Limited - 50% working interest, Sociedade Nacional de Combustiveis de Angola - Empresa Publica (Sonangol E.P.) - 20% working interest and Odebrecht Oil and Gas Angola Limited - 30% working interest), Canadian Natural Resources Limited announces that its wholly owned subsidiary has completed the drilling of the first of several potential exploration targets located on Block 16, offshore Angola. The well, Zenza-1, drilled in 1,300 metres of water, reached a total depth of 3,998 metres and was drilled for a total cost of US $17 million, below budgeted levels of US $43 million.

The well encountered reservoir quality sands in four zones and shows of hydrocarbons were encountered but were not of sufficient amounts to be commercial. Accordingly, the well has been plugged and abandoned. The Contractor Group will now integrate the results of the well into the geological model for the Block and plan to drill a second exploratory location in late 2004 or early 2005. The Contractor Group has identified a number of prospective opportunities and remains excited about the exploration upside of the Block.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:             (403) 514-7777                          ALLAN P. MARKIN      JOHN G. LANGILLE
FACSIMILE:             (403) 517-7370                                 Chairman             President
EMAIL:                 investor.relations@cnrl.com
WEBSITE:               www.cnrl.com                              STEVE W. LAUT       COREY B. BIEBER
TRADING SYMBOL - CNQ:  Toronto Stock Exchange          Chief Operating Officer              Director
                       New York Stock Exchange                                    Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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